UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

Savings and Investment Plan
for Employees of Weingarten Realty
(Full title of the plan)

WEINGARTEN REALTY INVESTORS
(Name and issuer of the securities held pursuant to the plan)

2600 Citadel Plaza Drive
Houston, Texas 77008
(Address of principal executive offices)

Financial Statements and Exhibit

(a)	Financial Statements		Page
	(1)	Report of Independent Registered Public Accounting Firm	3
	(2)	Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	4
	(3)	Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2007 and 2006	5
	(4)	Notes to Financial Statements	6
	(5)	Schedule of Assets (Held at End of Year) as of December 31, 2007	10

The financial statements and schedule referred to above have been prepared in accordance with the regulations of the Employee Retirement Income Security Act of 1974 as allowed under the Form 11-K financial statement requirements.

(b)	Exhibit
	23.1	Consent of Independent Registered Public Accounting Firm

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

SAVINGS AND INVESTMENT PLAN FOR
EMPLOYEES OF WEINGARTEN REALTY

	By:	Weingarten Realty Investors

Date: June 25, 2008	By:	/s/ Andrew M. Alexander
Andrew M. Alexander, President/
Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Committee
Savings and Investment Plan for
Employees of Weingarten Realty
Houston, Texas

We have audited the accompanying statement of net assets available for benefits of the Savings and Investment Plan for Employees of Weingarten Realty (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the years then ended.  These financial statements and the schedule referred to below are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Calvetti, Ferguson & Wagner, P.C.

Houston, Texas
May 31, 2008

SAVINGS AND INVESTMENT PLAN FOR
EMPLOYEES OF WEINGARTEN REALTY
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2007 and 2006

	2007	2006

ASSETS

Investments, at fair value (Notes 2 and 4):
Mutual funds	$25,947,935	$22,081,761
Common trust fund	4,403,182	4,400,474
Common stock fund	2,714,044	3,766,952
Participant loans	682,163	529,003

Total investments	33,747,324	30,778,190

Cash	-	18,697

Total assets	33,747,324	30,796,887

LIABILITIES

Distributions Payable	-	18,622
Fee payable	-	75

Total liabilities	-	18,697

Net assets available for benefits	$33,747,324	$30,778,190

See accompanying notes to financial statements.

SAVINGS AND INVESTMENT PLAN FOR
EMPLOYEES OF WEINGARTEN REALTY
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Years Ended December 31, 2007 and 2006

	2007	2006

Additions:
Investment income:
Interest income:
Participant loans	$49,049	$28,744
Dividends/Interest	1,966,162	1,328,443
Net appreciation (depreciation) in fair value of investments:
Common trust fund	153,878	132,563
Mutual funds	(237,118)	1,141,454
Common stock fund	(886,361)	789,270

Total investment income	1,045,610	3,420,474

Contributions:
Participants	3,015,378	2,600,780
Employer	980,062	822,649
Participant rollovers	495,146	534,287

Total contributions	4,490,586	3,957,716

Total additions	5,536,196	7,378,190

Deductions:
Benefits paid to participants	2,456,437	1,162,346
Administrative expenses	110,625	89,968

Total deductions	2,567,062	1,252,314

Net increase	2,969,134	6,125,876

Net assets available for benefits, beginning of year	30,778,190	24,652,314

Net assets available for benefits, end of year	$33,747,324	$30,778,190

See accompanying notes to financial statements.

SAVINGS AND INVESTMENT PLAN FOR
EMPLOYEES OF WEINGARTEN REALTY
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – PLAN DESCRIPTION

The following description of the Savings and Investment Plan for Employees of Weingarten Realty (the “Plan”) provides only general information.  The Plan provides retirement and related benefits for employees of Weingarten Realty Investors (“WRI”) and its wholly owned subsidiary, Weingarten Realty Management Company (“WRMC”), (collectively, the  “Company”).  Participants should refer to the Plan agreement or Summary Plan Description for a more complete description of the Plan’s provisions.

General
The Plan is a contributory, defined contribution 401(k) plan available to qualifying employees of the Company.  Mickey Townsell, (Vice President/Human Resources at WRI) is the plan administrator.  To be eligible to participate in the Plan, an employee must have attained the age of 21 and have completed at least one hour of service.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions
Participants may elect to contribute pre-tax annual compensation up to the maximum amount allowed by the Internal Revenue Service (“IRS”) of their annual compensation, subject to certain limitations, with the contributions and earnings thereon being nontaxable until withdrawn from the Plan.  Participants may change their percentage contribution election bi-monthly.  The Company will match up to 50% of the first 6% of the participant’s compensation for each plan year (limited to the maximum amount allowed by the IRS). The match is invested in various investment options as directed by the participant.

The Company may also make discretionary contributions which are subject to the approval of the Board of Trustees.  Discretionary contributions are allocated to the individual participant based on the ratio of the participant’s compensation to the total compensation of all participants during the year.  No discretionary contributions are invested in Weingarten Realty Investors common shares.  No discretionary contributions were made during the years ended December 31, 2007 and 2006.

Rollovers
Rollovers represent funds transferred to the Plan from other qualified plans of the participant rollovers.

Participants’ Accounts
Each participant’s account is credited with the participant’s and the Company’s contributions and an allocation of net plan earnings, and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  Participants may direct the investment of their account balances into various investment options offered by the Plan. Currently, the Plan offers 15 funds as investment options for participants.

Vesting
Participants are immediately vested in their pre-tax deferred contributions and any income or loss thereon.  Participants become 100% vested in Company contributions after five years of service.

Payment of Benefits
Upon termination of service due to death, disability, retirement or separation, a participant may elect to receive either a lump-sum distribution or installment payments under various options.  Withdrawals from the Plan may also be made upon circumstances of financial hardship, in accordance with provisions specified in the Plan.

Forfeitures
All employer contributions credited to a participant’s account, but not vested are forfeited by the participant upon withdrawal of the fully vested value of his or her account.  Forfeitures of employer contributions credited to a participant’s account are applied to reduce subsequent employer contributions.  During the years ended December 31, 2007 and 2006, forfeitures in the amounts of $15,562 and $35,219 respectively, were used to reduce the Company’s contributions.  Forfeited non-vested accounts totaled $55,006 at December 31, 2007 and 2006, respectively.

Participant Loans
Participants may borrow up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The minimum loan amount is $1,000.  The loans are secured by the balance in the participant’s account and bear interest at 5.0% to 9.25%, which are commensurable with local prevailing rates as determined at a fixed rate based on prime plus 1% at the time of issuance. The loans are repaid ratably through semi-monthly payroll deductions over a period of five years or less, unless the loan is to purchase a principal residence in which case the repayment period shall not exceed 15 years.

Administrative Expenses
Certain administrative expenses of the Plan are paid directly by the Company or directly by the Plan and participants.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements have been prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from these estimates.

Investment Valuation and Income Recognition
Investments are stated at fair value. Investments in registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the plan at year end.  The unit price of the Weingarten Realty Investors Stock Fund and the common trust fund is based on the fair values of underlying assets of each fund, as determined by the trustee.  Participant loans are valued at cost, which approximates fair value.

Purchase and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Payment of Benefits
Benefits are recorded when paid.

Risks and Uncertainty
The Plan invests in various investment securities. Such investments are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Fair Value of Financial Instruments
The Financial Accounting Standards Board (“FASB”) Staff Position AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (“the FSP”) defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution health and welfare and pension plans. The provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The adoption of the FSP did not have a material impact on the Plan’s statements of net assets available for benefits or statements of changes in net assets available for benefits.

Through a common collective trust (the “CCT”), the Plan invests in investment contracts. Since the CCT’s contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan, the Plan’s CCT contract value is estimated to reasonably approximate its fair value as of December 31, 2007 and 2006 and no adjustment from contact value to fair value has been recorded.

NOTE 3 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB issued SFAS No. 157 (“SFAS 157”), “Fair Value Measurements.”  This statement defines fair value and establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements.  The key changes to current practice are (1) the definition of fair value, which focuses on an exit price rather than an entry price; (2) the methods used to measure fair value, such as emphasis that fair value is a market-based measurement, not an entity-specific measurement, as well as the inclusion of an adjustment for risk, restrictions and credit standing and (3) the expanded disclosures about fair value measurements.  This statement does not require any new fair value measurements.

The Plan is required to adopt SFAS 157 in the first quarter of 2008 regarding its financial assets and liabilities. The FASB has issued FSP FAS 157-2, “Effective Date of FASB Statement No. 157,” to defer the provisions of SFAS 157 relating to nonfinancial assets and liabilities that delays implementation by the Plan until January 1, 2009.  SFAS 157 is not expected to materially affect how the Plan determines fair value, but may result in certain additional disclosures.

NOTE 4 – RECONICLIATION OF STATEMENTS TO FORM 5500

Net assets available for benefits per the financial statements are consistent with the amounts reported in the Form 5500.

The benefits paid to participants per the financial statements are consistent with the amounts reported in the Form 5500.

NOTE 5 – INVESTMENTS

The following presents the fair value of investments that represent 5% or more of the Plan’s net assets at December 31, 2007 and 2006:

	2007	2006

Gartmore Morely Stable Value Common Trust Fund	$4,403,182	$4,400,474
American Funds, Amfunds Growth Fund R-4	3,498,293	3,278,923
American Funds, Europac GR R4	3,270,050	2,115,374
Vanguard Windsor II Fund	3,205,812	2,937,855
Dodge & Cox Income Fund	3,160,841	2,799,444
Weingarten Realty Investors Stock Fund	2,714,044	3,766,952
Dodge & Cox Stock Fund	2,622,066	2,519,342
T. Rowe Price, Mid Cap Growth Fund	2,493,553	2,222,978
T. Rowe Price Mid Cap Value Fund	1,707,025	-	*

* Presented for comparative purposes only.

NOTE 6 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.  In the event of plan termination, participants’ accounts will become fully vested in their employer contributions and will be distributed in accordance with Plan provisions.

NOTE 7 – INCOME TAX STATUS

The Plan obtained its latest determination letter on January 19, 2005, in which the IRS stated that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”) including amendments to comply with certain provisions of the General Agreement of Tariffs and Trade, the Uniform Services Employment Reemployment Rights Act, the Small Business Job Protection Act, the Taxpayer Relief Act of 1997, the Internal Revenue Restructuring and Reform Act of 1998 and the Community Renewal Tax Relief Act of 2000 (collectively “GUST”). The Plan has been amended since receiving the determination letter, including amendments made to define eligibility of certain employees to participate in the Plan. The Plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

NOTE 8 – PARTY-IN-INTEREST TRANSACTIONS

The Plan assets were managed by Invesmart of the Great Lakes, Inc.  Invesmart is the custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  Fees paid by the Plan for the daily operational services of the Plan amounted to $127,898 and $105,788 inclusive of fees paid directly by the common trust fund of $17,273 and $15,821 for the years ended December 31, 2007 and 2006, respectively.

SAVINGS AND INVESTMENT PLAN FOR
EMPLOYEES OF WEINGARTEN REALTY
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2007

Form 5500, Schedule H, Line 4i
EIN:   74-1464203
Plan:               002

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

	Gartmore Morely Stable Value	Common Trust Fund	(i)	$4,403,182
	Mutual Funds:
	Dodge & Cox	Dodge & Cox Income Fund	(i)	3,160,841
	Dodge & Cox	Dodge & Cox Stock Fund	(i)	2,622,066
	Vanguard Group	Vanguard Windsor II	(i)	3,205,812
	Fidelity Investment	Fidelity Contrafund	(i)	1,582,989
	Vanguard Group	Vanguard 500 Index Admin Fund	(i)	1,630,697
	American Funds	Amfunds Growth Fund R-4	(i)	3,498,293
	Northern	Small Cap Value Fund	(i)	528,613
	T. Rowe Price	T. Rowe Price Mid Cap Value Fund	(i)	1,707,025
	T. Rowe Price	T. Rowe Price Mid Cap Growth Fund	(i)	2,493,553
	T. Rowe Price	Growth Stock Advisor Fund	(i)	920,974
	Alliance Bernstein	International Value Fund	(i)	816,872
	Alger	Small Cap Growth A Fund	(i)	510,150
	American Funds	American Funds Europacific Growth R4	(i)	3,270,050

	Total Mutual Funds			25,947,935

*	Weingarten Realty Investors	Weingarten Realty Investors Stock Fund	(i)	2,714,044
*	Participant Loans	Due semi-monthly, bearing interest 5.0% to 9.25%	(i)	682,163

	Total Investments		(i)	$33,747,324

*	A party in interest as defined by ERISA.
(i)	Historical cost of participant directed investments are not a required disclosure.